EXHIBIT 4.1

                           DESCRIPTION OF SECURITIES

General

The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of Preferred Stock, $0.01 par value per share.

Common Stock

The authorized Common Stock of the Company is 10,000,000 shares, $0.01 par value. As of the date of this filing, 3,750,000 Common Shares are issued and outstanding. The holders of Common Shares (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Shares upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters which stockholders may vote on at all meetings of Shareholders. All of the Common Shares now issued and outstanding are fully paid and non-assessable. Holders of Common Shares of the Company do not have cumulative voting rights.

Preferred Stock

The Company has authorized 500,000 Preferred Shares of Class A Voting Preferred Stock, $0.01 par value. As of the date of this filing, 400,000 Preferred Shares of the Class A Voting Preferred Stock are issued and outstanding.

Pursuant to a resolution dated May 31, 1997, the issued and outstanding Preferred Shares have been assigned the following rights and preferences by the
Board:

          1. All 400,000 shares of Class A Voting Preferred Stock issued and outstanding shall be deemed Class A Voting Preferred and shall have ten (10) votes on all matters which require or are submitted to the shareholders of the Company for their approval and for all votes of the Company.

          2. The Class A Voting Preferred shall be entitled to a cumulative annual dividend equal to 5% of its stated value ($3.00). The dividend shall be paid annually at the end of the Company's fiscal year. There shall be no restriction on the payment of dividends on the Common Stock in any year in which the dividend on the Class A Voting Preferred Stock shall not have been paid. In addition, the holders of the Class A Voting Preferred Stock may elect to take the dividend in the form of either cash or Common Stock based upon a price per share equal to (i) 50% of the last transaction price which occurred in the month prior to the dividend declaration or (ii) $1.50 per share.

          3. Upon the liquidation of the Company, the Class A Voting Preferred Stock shall be redeemed for stated value plus accrued and unpaid dividends.

          4. Each share of Class A Voting Preferred Stock has the right to cast 10 votes (for each share beneficially held) in all matters coming before a Shareholders meeting. The executive officer controls 100% of the outstanding Class A Voting Preferred or 400,000 shares as a group.

                                      -56-
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Dividend Policy

The present policy of the Company is to utilize earnings to fund its ongoing business. The Company has not declared or paid cash dividends on its Shares and does not anticipate that it will do so in the future.

Restrictions On Transfer

Each of the Company's Shares shall be subject to a lockup agreement between the Company and each Shareholder. The aforementioned Shares shall be subject to a legend restricting the transferability of those Shares for a period of six (6) months, commencing upon the effective date of this Form 10-SB. Each Share shall bear the following legend upon each certificate:

    "This share certificate is subject to an agreement between the Company and its Shareholders which sets forth restrictions upon the transferability of the Shares represented by this certificate. The holder of this certificate hereby agrees that during the period of six (6) months after the effective date of the Company's Form 10-SB, the holder will not, without obtaining prior written consent of the Company, or, if required, the consent of any exchange or regulatory entity, offer, exchange, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Shares represented by this certificate."

Pursuant to this agreement, the Shares would be deemed "restricted securities". Notwithstanding this agreement, the resale of the Shares, nonetheless, will also be subject to the respective state securities law requirements in the governing jurisdictions which would impose restrictions on the resale of the securities (including, but not limited to, placement of an additional legend or legends on the certificate). The Company may elect to register its securities in certain states, but no assurances can be made that such registrations may become effective. In the event the Company successfully registers its securities in one or more states, a purchaser of the Company's Shares may not be able to resell such stock outside the jurisdiction of these states and may be subject to the securities requirements governing resale in such states and, to that extent, such requirements may restrict or otherwise prohibit the resale of the Shares.

                                     -57-
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